UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Notice of Annual and Extraordinary General Stockholders’ Meeting

2.	Minutes of the Meeting of the Audit Committee held on March 17, 2015

Item 1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 29th, 2015, at 4 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of the persons in charge of approving and signing the Minutes.

2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2014.

3)	Consideration of the non-appropriated profit amount as of December 31, 2014 of AR$ 2,039 million. The Board of Directors’ proposal consists of attributing AR$ 2,039 million to “Voluntary Reserve for the Future Distribution of Dividends”. Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee from April 29, 2014 until the date of this Stockholders’ Meeting (the “Meeting”).

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2014, from April 29, 2014 until the date of this Stockholders’ Meeting. Proposal of payment of a total amount of AR$ 4,900,000, which is within the 5% limit set forth by Section 261 of Law 19,550 with respect to the “calculated profits” for such fiscal year and constitutes 0.24% of the “calculated profit” determined in accordance with Section 2 Part I, Chapter III, Title II –Issuers– of the Rules of the CNV (N.T. 2013).

6)	Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 4,100,000.- to those directors who shall perform their duties during Fiscal Year 2015 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2014, from April 29, 2014 until the date of this Stockholders’ Meeting. Proposal of payment of an aggregate amount of AR$ 860,000.

8)	Authorization to make advance payments of fees payable up to AR$ 715,000 to those Supervisory Committee members who shall perform their duties during Fiscal Year 2015 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.

9)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2015.

10)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2014.

11)	Appointment of external auditors for financial statements for Fiscal Year 2015 and determination of their compensation.

12)	Consideration of the Audit Committee budget for Fiscal Year 2015.

THE BOARD

NOTE I: To attend the stockholders’ meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 23, 2015, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of said Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Upon registration to participate in the Stockholders’ Meeting and upon effective attendance, the details of each holder of record of the shares and its representative set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be disclosed. Companies organized abroad and trusts and similar entities shall disclose the information and submit the documentation set forth in Sections 24, 25 and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Shareholders Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

NOTE VI: It is hereby requested that stockholders arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and executing the Attendance Registry.

PROPOSALS MADE BY THE BOARD OF DIRECTORS IN CONNECTION WITH EACH OF THE ITEMS OF THE AGENDA

First Item: The Board of Directors proposes that the Meeting appoint the shareholder having registered the highest number of shares to participate in the Meeting and the persons to be appointed by the President, to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes that the Meeting approves all documents for Fiscal Year 2014 (Annual Report – including the Report on Level of Compliance of CNV’s Corporate Governance Code, attached thereto as Schedule I, Supplementary Financial Information, Report pursuant to Section 12, Chapter III, Title IV of the Rules of the CNV (N.T. 2013) and by Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in the English language required by the Securities and Exchange Commission) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: In connection with the non-appropriated profit as of December 31, 2014 of AR$ 2,039 million, the Board proposes to attribute such non-appropriated profit as follows:

AR$ Millions
Non-appropriated profit as of December 31, 2014	2,039
To Voluntary Reserve for the Future Distribution of Dividends	(2,039)

To next fiscal year	—

In addition, the Board proposes to the Stockholders’ Meeting that the Company’s Board of Directors be authorized to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s economic-financial conditions and future liquidity, as well as the use of the deducted amounts to pay the cash dividends.

Fourth Item: No proposal is made in connection with this Item. The performance of the Board of Directors and of the Supervisory Committee who have served since April 29, 2014 until the date of the Meeting is subject to consideration at the Meeting.

Fifth Item: It is proposed that compensation be approved for services rendered by the Board of Directors during Fiscal Year 2014, from April 29, 2014 until the date of this Stockholders’ Meeting, in an aggregate amount of AR$ 4,900,000, to be paid to the members of the Board of Directors in the manner to be decided by the Board, against which all advance payments received by the directors during Fiscal Year 2014 and until the date of the Meeting will be accounted.

Sixth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to an aggregate amount of AR$ 4,100,000 to all Board members serving during Fiscal Year 2015, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered. It is also proposed that the Board be authorized to increase said amount in case of inflation.

Seventh Item: It is proposed that compensation in an aggregate amount of AR$ 860,000 be approved for the Supervisory Committee for services rendered during Fiscal Year 2014, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2014 and until the date of the Meeting will be accounted.

Eighth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to AR$ 715,000 to the members of the Supervisory Committee to be appointed for the twentieth-seventh fiscal year, subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Ninth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent”. It reminds them that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”.

Tenth Item: It is proposed that the Meeting approves the fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2014, in the amount of AR$ 275,880 (VAT included).

Eleventh Item: The Board of Directors proposes the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2015. It is also proposed that the external auditors’ fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2015 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Carlos Alberto Pace would serve as certifying accountant and Mr. Marcelo Pfaff would serve as his alternate.

Twelfth Item: In accordance with the assessment made by the Audit Committee, it is proposed that the Fiscal Year 2015 budget for the Audit Committee in an amount of AR$50,000 be approved.

NORTEL INVERSORA S.A.	Item 2

Minute No. 145:

MEETING OF THE AUDIT COMMITTEE

Participating Members:	Mr. Julio Pedro Naveyra
Ms. María Inés Cecilia de San Martín
Mr. Domingo Jorge Messuti

Date of Meeting:	March 17, 2015

Opinion on the proposals that the Board of Directors intends to submit to the Ordinary and Extraordinary General Stockholders’ Meeting.

Mr. President informs that the Company’s Board of Directors, pursuant to Sections 105 and 110, paragraphs a) and e) of Law No. 26,831 of Capital Markets and Section 10A of the Securities Exchange Act of 1934 of the United States of America, has requested this Committee, at the Board meeting held on March 9, 2015, to issue its opinion with respect to several proposals that the Board intends to submit to the Annual Ordinary and Extraordinary General Stockholders’ Meeting:

a) The proposal to pay to the members of the Board of Directors who rendered their services during fiscal year 2014 (from April 29, 2014 until the date of the Stockholders’ Meeting that will consider their compensation) an aggregate compensation of AR$ 4,900,000.-, to be distributed among the members of the Board in the manner to be decided by it. Such amount represents 0,24 % of the “calculated profits” according to Section 2, Part I, Chapter III, Title II –Issuers- of the Rules of the Comisión Nacional de Valores [National Securities Commission] (“CNV”) (N.T. 2013). Also, in connection with the above, it is proposed that the Stockholders’ Meeting authorize the Board of Directors to make advance payments of fees payable for up to an aggregate amount of AR$ 4,100,000.- to those directors who shall perform their duties during year 2015 (from the date of the stockholders meeting that will consider such advance payments until the stockholders meeting that will consider the documentation of fiscal year 2015), authorizing the Board to increase such amount in case of inflation.

b) The proposal to pay Price Waterhouse & Co., S.R.L., for its services as External Auditors on Nortel Inversora S.A.’s financial statements for fiscal year 2014 an amount of AR$ 275,880.- (VAT included).

c) The proposal to appoint Price Waterhouse & Co. as External Auditors on the financial statements for the fiscal year ending on December 31, 2015, with Mr. Carlos Alberto Pace acting as certifying accountant and Mr. Marcelo Pfaff as his alternate.

In addition, the Board requests the Audit Committee to assess the budget that should be submitted to the Stockholders’ Meeting’s approval, for the Audit Committee’s activities during fiscal year 2015.

Following the submittal of the above referred proposals to the members of the Committee for their consideration, the Committee resolves to treat such proposals in the order in which they were presented.

a)

In connection with the proposal to pay an aggregate compensation of AR$ 4,900,000.- to the members of the Board of Directors who rendered their services during fiscal year 2014, to be distributed among the members of the Board in the manner to be decided by it, this Committee concludes that the compensation proposed by the Board of Directors is “adequate” in the terms of Section 2, paragraph d), Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013), as compared with those paid by the Company in former fiscal years and with the compensations paid in other companies according to the information consulted by the Committee, taking into account the responsibilities, representation, technical tasks, dedication to their functions and competence of the Board members, and not resulting such compensation in a breach of any legal, regulatory or self- regulatory rule applicable to the Company. In addition, the

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NORTEL INVERSORA S.A.	Item 2

members of the Committee unanimously consider reasonable the proposal to authorize the Board of Directors to make advance payments of fees payable for up to an aggregate amount of AR$ 4,100,000 to those directors who shall perform their duties during year 2015, authorizing the Board to increase such amount in case of inflation, since such is a market practice.

b)	With respect to the Board of Directors’ proposal to pay Price Waterhouse & Co. S.R.L for their services rendered as External Auditors on Nortel Inversora S.A.’s financial statements for fiscal year 2014 total fees for an amount of AR$ 275,880.- (VAT included), the Committee unanimously resolves to approve such proposal, considering it to be reasonable, taking into account that the proposed fees are appropriate vis a vis the importance and quality of the task performed by the External Auditors, and that they are within the range of fees approved in other companies of characteristics similar to those of Nortel Inversora S.A.

c)	Following submittal to the members of the Committee of the Board’s proposal to appoint Price Waterhouse & Co. S.R.L. as External Auditors of the company’s financial statements for fiscal year ending December 31, 2015, with Mr. Carlos Alberto Pace acting as certifying accountant and Marcelo Pfaff as his alternate. It is noted that rice Waterhouse & Co. S.R.L. is a renowned and prestigious accounting firm, both locally and internationally, with ample and prominent professional activities, which adjusts its procedures to demanding standards of quality and independence from its audited companies. In addition, it has a deep knowledge of the Telecom Argentina Group’s business, as well as its structure of administrative and control systems.

The Audit Committee discusses the proposed firm’s background and its performance during prior fiscal years, as well as the other considerations referred to above and unanimously resolves to give the Board of Directors an opinion in favor of the proposal of appointing Price Waterhouse & Co. S.R.L. as external auditors for fiscal year 2015.

Budget for the Audit Committee

Thereafter, the Committee analyzes the necessary amount for its activities during fiscal year 2015. Following a brief discussion on the above and taking into account the needs and costs of training and advice estimated for this year, the Committee considers reasonable to request the Stockholders’ Meeting to approve a budget of Argentine pesos fifty thousand (AR$ 50,000.-) for fiscal year 2015.

/s/ Julio Pedro Naveyra	/s/ María Inés Cecilia de San Martín	/s/ Domingo Jorge Messuti
Julio Pedro Naveyra President	María Inés Cecilia de San Martín Secretary	Domingo Jorge Messuti Member

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 18, 2014	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations